
Helen Frankenthaler (b. 1928-2011)
Initial Offering Price
$1,665,000
Offering Circular
sec.gov
Price Appreciation of Similar Works
18.4%
Similar Sales
Record Price
Repeat Sales
$3.0m
$2.0m
$1.0m
$0.0m
08
11
14
17
20
23
Helen Frankenthaler's average painting price at auction increased from $720k to $1.1M between 2022 and 2023, producing a 53% growth rate in the recent period.
INVESTMENT THESIS
Sharpe Ratio (1996-2023)
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Helen Frankenthaler ▲1.70
All Art 0.43
S&P 500 0.49
2% Progress
MEMBERS ONLY



Helen Frankenthaler

(b. 1928-2011)

Why we like this offering

1. Helen Frankenthaler created an original painting technique she frequently referred to as "soak-stain," which involved pouring layers of thinned paint onto raw, unprimed canvas on the floor of her studio.
2. Auction records for paintings similar in style and scale are led by **Black Touch** (1965), which sold for $3,448,000 at Sotheby's in May 2023, **Bride's Door** (1967), which was acquired by Masterworks 178, LLC for $2,100,000 at Christie's in November 2023, and **Passage (1971)**, which sold for $1,834,996 at Sotheby's in June 2023.
3. Frankenthaler's sharpe ratio of 1.64 represents the second best risk-adjusted return of all Masterworks' tracked artists, beating Basquiat, Banksy and Kusama.
4. The Artwork is representative of Helen Frankenthaler's late-1960s acrylic paintings, which utilizes saturated palettes and fuller compositions inspired by the dramatic effects of Baroque painting by Old Masters like Peter Paul Rubens.
5. In the 1960s, Frankenthaler transitioned from oil to acrylic paint, a faster-drying medium that left less translucency between her layers of poured paint.
6. The Artwork is a large-scale vertical painting in a warm two-tone color palette. At the center of a salmon pink background, a bright orange organic ovular form dominates the composition. The canvas is almost entirely saturated with paint; only a sliver of the raw canvas remains visible where the orange and salmon meet.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$27,090,202	40	$6,700,000

Average Prices



821.8K
616.3K
410.9K
205.4K
11 12 13 14 15 16 17 18 19 20 21 22

Turnover by Year



27.1M
20.3M
13.5M
6.8M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
52
39
26
13
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,665,000**
Offering Circular	sec.gov/edgar

Painting






About Helen Frankenthaler

Helen Frankenthaler (b. 1928 - d. 2011) was a prominent member of the second generation of postwar American abstract painters. In 1952, Frankenthaler developed her “soak-stain” technique, where thinned oil paint was poured directly onto an unprimed canvas to create large fields of color. The breakthrough is credited as playing a pivotal role in the transition from Abstract Expressionism to Color Field Painting. The artist’s body of work has had a profound impact on contemporary art that continues to grow.

INVEST NOW

HELEN FRANKENTHALER

b. 1957—d.2011, UNITED STATES



$1,655,000
INITIAL OFFERING

18.4% HISTORICAL APPRECIATION OF SIMILAR WORKS (SINCE 2010)[1]	▲1.64 SHARPE RATIO[2]
18.0% ANNUAL GROWTH OF RECORD PRICE[3]	13.2% MEDIAN REPEAT SALE PAIR APPRECIATION[4]

Acrylic on canvas | 105 × 67 in. (277 × 170 cm.)

Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.

Helen Frankenthaler created an original painting technique she frequently referred to as "soak-stain," which involved pouring layers of thinned paint onto raw, unprimed canvas on the floor of her studio. In the 1960s, Frankenthaler transitioned from oil to acrylic paint, a faster-drying medium that leftless translucency between her layers of poured paint. The Artwork is representative of Helen Frankenthaler's late-1960s acrylic paintings, which utilizes saturated palettes and fuller compositions inspired by the dramatic effects of Baroque painting by Old Masters like Peter Paul Rubens. The Artwork is a large-scale vertical painting in a warm two-tone color palette. At the center of a salmon pink background, a bright orange organic ovular form dominates the composition. The canvas is almost entirely saturated with paint; only a sliver of the raw canvas remains visible where the orange and salmon meet. Auction records for paintings similar in style and scale are led by Black Touch (1965), which sold for $3,448,000 at Sotheby's New York on May 18, 2023, Bride's Door (1967), which was acquired by Masterworks 178, LLC for $2,100,000 at Christie's New York on November 18, 2023, and Passage (1971), which sold for $1,834,996 (£1,439,500) at Sotheby's London on June 27, 2023. The Artwork has previously sold at auction twice: first at Sotheby's New York for $44,000 on February 19, 1988, and again at Christie's New York for $144,000 on May 17, 2007.

Helen Frankenthaler has been the subject of numerous exhibitions and publications. Important monographs about the artist include Frankenthaler by Barbara Rose (1972), Frankenthaler by John Elderfield (1989), and Frankenthaler: A Catalogue Raisonné, Prints 1961–1994 by Suzanne Boorsch and Pegram Harrison (1996). Frankenthaler retrospectives have been organized by the Jewish Museum in New York (1960), the Whitney Museum of American Art in New York (1969), and the Museum of Modern Art in New York, which traveled to the Modern Art Museum of Fort Worth, the Los Angeles County Museum of Art, and the Detroit Institute of Arts (1989). Frankenthaler is also held in prestigious public and private collections, including the Art Institute of Chicago, the Brooklyn Museum, the Cooper-Hewitt Smithsonian Design Museum in New York, the Tate in London, the Los Angeles County Museum of Art, the National Gallery of Art in Washington D.C., the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, the Hirshhorn Museum and Sculpture Garden in Washington D.C., the Metropolitan Museum of Art in New York, the Museo Tamayo in Mexico City, and the Victoria and Albert Museum in London, among many others. As of August 25, 2023, auction records for paintings by Frankenthaler are led by Royal Fireworks (1975), which sold for $ 7,895,300 at Sotheby's New York on June 29, 2020, Dream Decision (1976), which sold for $ 5,894,100 at Sotheby's New York on November 19, 2021, and Circe (1974), which sold for $ 4,769,000 at Sotheby's New York on May 19, 2022.

AS OF AUGUST 25, 2023, AUCTION RECORDS FOR PAINTINGS BY FRANKENTHALER ARE LED BY ROYAL FIREWORKS (1975), WHICH SOLD FOR $ 7,895,300 AT SOTHEBY'S NEW YORK ON JUNE 29, 2020, DREAM DECISION (1976), WHICH SOLD FOR $ 5,894,100 AT SOTHEBY'S NEW YORK ON NOVEMBER 19, 2021, AND CIRCE (1974), WHICH SOLD FOR $ 4,769,000 AT SOTHEBY'S NEW YORK ON MAY 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[5,6]


$4M
$3M
$2M
$1M
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Helen Frankenthaler (b. 1928, New York, NY; d. 2011, Darien, CT) was a leading twentieth-century American artist, and is internationally recognized for her influence on post-war American abstraction's transition from Abstract Expressionism to Color Field painting. Born and raised in New York City, Frankenthaler began her art education under the guidance of the Mexican Surrealist painter Rufino Tamayo at the Dalton School, a prestigious prep school. In 1949, she received a bachelor of fine arts from Bennington College in Vermont, where she studied with the American painter Paul Feeley. Upon graduating, she returned to New York and briefly studied art history at Columbia University before pursuing her studio practice full-time and taking classes with the Abstract Expressionist painter Hans Hofmann. In 1951, Frankenthaler held her first solo exhibition at Tibor de Nagy Gallery in New York and was included in the landmark exhibition 9th St. Exhibition of Paintings and Sculpture. The following year, at the age of twenty-three, the artist first debuted her unique "soak-stain" technique, of pouring thinned paint onto a raw, unprimed canvas on the floor of her studio, in her now seminal work Mountains and Sea (1952). The painting served as a catalyst for the Color Field school of painting, inspiring renowned artists such as Morris Louis and Kenneth Noland. Her career quickly gained momentum; she placed first at the Premiere Biennale de Paris in 1959 and was featured alongside Ellsworth Kelly, Roy Lichtenstein, and Jules Olitski in the American pavilion at the Venice Biennale in 1966. In the 1960s, she shifted her practice to employ acrylic paint, a faster-drying and less translucent medium, which led to more saturated and dense compositions. In addition to painting, Frankenthaler experimented with ceramics, sculpture, tapestry, and printmaking. She received numerous honors and awards for her contributions to twentieth-century art, including the National Medal of Arts in 2001. She also served on the National Council on the Arts of the National Endowment for the Arts from 1985 to 1992, was a member of the American Academy of Arts and Letters from 1974 to 2011 and served as its Vice-Chancellor in 1991, and was appointed an Honorary Academician of the Royal Academy of Arts, London, in 2011. Frankenthaler died on December 27, 2011, in Darien, Connecticut.





HELEN FRANKENTHALER



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Helen Frankenthaler with the following criteria: Paintings created between 1965 and 1975 that measure between 70 inches to 120 inches in height and 40 inches to 80 inches in width. The comparative set includes two past sales of the subject work. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 9.3% CAGR implied from selected sales occurring from November 1, 1984 to June 27, 2023. Since January 1, 2010, the realized prices comprised by this set of transactions have increased at an estimated 18.4% CAGR implied from selected sales occurring from September 22, 2010 to June 27, 2023.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Helen Frankenthaler has a risk-adjusted appreciation of 1.64. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Helen Frankenthaler have a record price compound annual growth rate ("CAGR") of 18.0% from May 9, 1984 to December 31, 2022. This calculation is based on (i) a record price of $60,000 on May 9, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $6,700,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Helen Frankenthaler is 13.2%, which is based on 33 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Helen Frankenthaler was May 8, 1984 and ending on the last date a repeat sale occurred for such artist, which in the case of Helen Frankenthaler was September 28, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.